SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             Kerr-McGee Corporation
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    492386107
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 15, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      492386107              SCHEDULE 13D/A     PAGE 2 OF 6 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                3,530,200 (including options to purchase up to
                                  250,000 Shares) (see Item 5)
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     3,530,200 (including options to purchase up to
                                  250,000 Shares) (see Item 5)
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,530,200 (including options to purchase up to 250,000 Shares)
            (see Item 5)
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                             [X]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.2% (see Item 5)

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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      492386107             SCHEDULE 13D/A       PAGE 3 OF 6 PAGES
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The Schedule 13D filed on March 3, 2005 by Jana Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the common stock, $1.00 par value (the "Shares"), of Kerr-McGee Corporation (the "Issuer"), as amended by Amendment No. 1 dated March 10, 2005, Amendment No. 2 dated March 24, 2005, Amendment No. 3 dated April 4, 2005 and Amendment No. 4 dated April 14, 2005, is hereby amended as set forth below by this Amendment No. 5 to the Schedule
13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated as follows:

         Of the 3,530,200 Shares reported herein by the Reporting Person, 3,280,200 Shares were acquired at an aggregate purchase price of approximately $211,148,336, and the remaining 250,000 Shares represent options to acquire Shares, which options were acquired at an aggregate purchase price of approximately $1,046,090. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 163,442,818 Shares outstanding, which is the total number of Shares outstanding as of March 11, 2005 as reported in the Issuer's definitive proxy statement on Schedule 14A filed on April 1, 2005.

         As of the close of business on April 15, 2005, the Reporting Person may be deemed to beneficially own 3,530,200 Shares (including options to purchase up to 250,000 Shares), constituting approximately 2.2% of the Shares outstanding. Upon information and belief, the Icahn Group, as of the close of business on April 15, 2005, may be deemed to beneficially own 10,314,100 Shares. Accordingly, the 13,844,300 Shares that may be deemed to be beneficially owned in the aggregate by the Reporting Person and the Icahn Group as a "group," as of the close of business on April 15, 2005, constitutes approximately 8.5% of the Shares outstanding. The Reporting Person expressly disclaims beneficial ownership of securities held by the Icahn Group or any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Person's management and control.

         (b) The Reporting Person has sole voting and dispositive powers over the 3,530,200 Shares reported herein (including, if such options are exercised, the 250,000 Shares underlying the options reported herein), which powers are exercised by the Principals.

         (c) The Reporting Person has effected the following transactions in the Shares since its most recent filing on Schedule 13D. Each of such Shares was purchased by exercising options that had been acquired in the open market. Option holdings of the Reporting Person are set forth below in Item 6.

  Date of             Shares             Price
  Purchase            Purchased          per Share ($)
------------------------------------------------------
  4/15/05             479,100            75.00


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CUSIP NO.      492386107           SCHEDULE 13D/A        PAGE 4 OF 6 PAGES
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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and restated as follows:

         As set forth below, the Reporting Person holds, as of the close of business on April 15, 2005, options to acquire 250,000 Shares, each of which was acquired on the open market:


                 Shares
   Date of     Underlying     Exercise Price                     Purchase Price
  Purchase       Options      per Share ($)    Expiration Date   per Option ($)
-------------------------------------------------------------------------------
  03/21/05       100,000         80.00             05/20/05           5.1000
  04/06/05       100,000         75.00             05/20/05           3.7459
  04/07/05        50,000         75.00             05/20/05           3.2400

         As more fully described in Item 4, pursuant to discussions among the Reporting Person and the Icahn Group, on March 2, 2005 the Icahn Group notified the Issuer that it proposed to nominate Barry Rosenstein and Carl Icahn for election to the Issuer's board of directors at the 2005 annual meeting of stockholders. Representatives of the Reporting Person and the Icahn Group have suggested various actions to the Issuer that they believe would enhance stockholder value.

         On or about March 14, 2005, the Issuer filed the Amended Complaint alleging, among other things, (i) violation of reporting requirements of Section 13(d) of the Act and Rule 13d-1 thereunder, (ii) failure of the Icahn Group's notification of its intention to nominate Messrs. Rosenstein and Icahn as directors to comply with the Issuer's By-Law requirements and (iii) violation of
Section 14(a) of the Act and Rule 14a-9 thereunder. The Amended Complaint sought, among other things, a declaratory judgment that the proposed nominations of Messrs. Rosenstein and Icahn as directors are invalid. A copy of the Amended Complaint is attached hereto as Exhibit D.

         The Reporting Person determined to solicit proxies on behalf of Messrs. Rosenstein and Icahn as candidates for director of the Issuer at the Issuer's 2005 annual meeting of stockholders. Accordingly, a preliminary proxy statement was filed by the Reporting Person, the Icahn Group and certain related parties on March 24, 2005 and subsequently amended. The Reporting Person and the Icahn Group agreed to each pay half of the costs related to the proxy solicitation, except that each would bear its own legal expenses.

         On April 13, 2005, the Reporting Person, the Icahn Group and the Issuer entered into an agreement (the "Agreement"). A copy of the Agreement is attached hereto as Exhibit F and incorporated herein by reference.

         On April 14, 2005, the Reporting Person and the Icahn Group issued a press release (the "Press Release"). A copy of the Press Release is attached hereto as Exhibit G and incorporated herein by reference.

         Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.


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CUSIP NO.      492386107            SCHEDULE 13D/A         PAGE 5 OF 6 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2005


                                           JANA PARTNERS LLC


                                           By: /s/ Barry S. Rosenstein
                                               ---------------------------
                                               Name: Barry S. Rosenstein
                                               Title:   Managing Director


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director


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CUSIP NO.      492386107           SCHEDULE 13D/A          PAGE 6 OF 6 PAGES
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                                  EXHIBIT INDEX

1. Exhibit A - Letter to the Issuer dated March 3, 2005 (previously filed).

2. Exhibit B - [reserved].

3. Exhibit C - Letter to the Issuer dated March 10, 2005 (previously filed).

4. Exhibit D - Amended Complaint dated March 14, 2005 (previously filed).

5. Exhibit E - Letter to the Issuer dated April 4, 2005 (previously filed).

6. Exhibit F - Agreement among the Reporting Person, the Icahn Group and the Issuer (previously filed).

7. Exhibit G - Press Release issued by the Reporting Person and the Icahn Group (previously filed).